Exhibit (a)(5)(iii)

SARDAR BIGLARI ISSUES LETTER TO SHAREHOLDERS OF

ITEX CORPORATION

Roanoke, VA – January 28, 2008 – Western Sizzlin Corporation (OTC Bulletin Board: WSZL) Chairman and CEO Sardar Biglari issued the following letter today to the shareholders of ITEX Corporation (OTC Bulletin Board: ITEX):

To the Shareholders of ITEX:

We are interested in purchasing ITEX Corporation. To fulfill our intention, we have structured an offer that, in our view, is a great deal, providing you a substantial premium for your shares. My goal in this letter is to impart to you who we are, what our plans are, and why we believe your tendering your stock would maximize the return on your investment.

Who is Western Sizzlin Corporation?

The Western stock you would receive would make you an owner of Western Sizzlin Corporation (“Western”) and allow you to retain an interest in ITEX, which would then become a subsidiary of Western. What you are getting is not a steakhouse even though that is how our name originated. Some have wrongly viewed us as a restaurant company seeking to buy a barter business.

Western is a holding company, owning interests in other businesses, in whole and in part, with the prime objective of achieving high returns on capital in pursuit of maximizing long-term value for the benefit of all of its stockholders. We believe our holding company structure is an effective business model, as it allows our subsidiaries to focus on overseeing their day-to-day operations and Western to focus on allocating capital. We are committed to investing in ITEX to enlarge its business both through organic growth and through acquisition. Because Western is in the business of acquiring other businesses, we believe businesses we currently own plus ones we may buy in the future can increase transactional volume for ITEX and make its broker network more valuable over time.

One area of specialization for Western is franchising.  One of our subsidiaries, Western Sizzlin Franchise Corporation (“WSFC”), franchises 116 restaurants. WSFC is similar to ITEX in that both deal in franchising. The difference is the underlying business of each franchise. The franchise network for WSFC generated system-wide sales (i.e., total franchisee revenue) of approximately $194 million in its last fiscal year, whereas ITEX generated $14 million.

How much are we paying for ITEX?

Our offer values the entire ITEX Corporation as of today at $16.4 million as compared to its current market value of $14.2 million, which represents a premium of 16% for your stock. ITEX CEO Steve White writes in his January 7, 2008 letter to me, “ITEX trades at a multiple of 4 to GAAP earnings” as a reason why he deems our offer as undervaluing ITEX. We think this is a fallacy. In economic reality, net revenues for ITEX in fiscal 2007 were $4.5 million. A closer examination of those figures reveals that in its last fiscal year, ITEX reported $4.5 million of net income, equal to its total net revenues, but in reality only earned $1.7 million pre-tax. We therefore think a more appropriate measure of valuation should be based on pre-tax earnings, given that ITEX’s bottom-line earnings include significant, non-cash tax credits taken as a result of its past losses. Consequently, our offer implies a multiple of 10 to pre-tax earnings. In addition, in its most recent quarter, ITEX’s pre-tax earnings were down a staggering 25% over the comparable period last fiscal year.

Why are we paying a significant premium?

Simply put, we believe we have the ability to increase ITEX’s value. We believe the combination of companies would increase the barter volume of ITEX through our other subsidiaries, reduce redundant public company costs, and provide financing for other acquisitions.  We have concluded that these advantages, plus other reasons, justify the premium we are paying. In addition, we are paying you in stock of the combined company, thereby allowing you to share in the upside potential.

On the other hand, should you wish to monetize the shares of Western you would receive in the offer, we believe you will benefit from a more liquid stock than you currently own.  Western has applied for listing on NASDAQ under the symbol WEST, whereas ITEX’s stock trades on the over-the-counter bulletin board.  Furthermore, ITEX’s current market capitalization is approximately $14 million; pro forma for the transaction, Western would have a market capitalization today of approximately $54 million.  We firmly believe that a NASDAQ listing and a larger combined market capitalization would enhance liquidity and reduce transaction costs for stockholders wishing to enter or exit the stock.

Misinformation from ITEX

We do not plan to correct every faulty and flawed statement by Mr. White, although he has made a number of errors. But one point must be clarified because it has fueled a number of inquiries. In ITEX’s Schedule 14D-9 filing, I was misquoted as having said that if Mr. White were not going to support the offer, he would “not have a future with the Company.” This statement is categorically false, and we will make the SEC aware of his mistaken remark. We have repeatedly said, publicly and privately, that we intend for management to remain in place, a decision that is consistent with our holding company structure.

Increasingly, however, we are concerned about the actions of the ITEX board and Mr. White. One point that Mr. White did express is that ITEX, like his house, “is not for sale.” The only problem with that logic is that you, the shareholders, own ITEX — not Mr. White.  ITEX is a public company owned by public stockholders. We are presenting you with a terrific opportunity to exchange your stock at a substantial premium.

Because we have resolved to acquire ITEX, we will extend our offer as necessary to do so. We have the resources to pursue the acquisition of ITEX, and we will remain committed because we believe that doing so is in the best interests of all stockholders. Moreover, we believe the franchisees and the brokers of ITEX would also gain from the transaction.

If you need additional copies of the exchange offer materials, or other information regarding Western, you may obtain these materials for free from our Information Agent, Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, e- mail: offer.info@morrowco.com. Banks and brokerage firms please call (203) 658-9400. Stockholders call toll free, (800) 607-0088.

We look forward to serving your best interests.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari

************

This press release is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy any securities.  Any exchange offer will be made only through a registration statement and related materials.  In connection with the exchange offer, Western has filed a registration statement on Form S-4 (containing a prospectus) with the Securities and Exchange Commission.  Investors and stockholders of ITEX are advised to read these disclosure materials (including other disclosure materials when they become available) carefully because they contain (and will contain) important information.  Investors and stockholders may obtain a free copy of the disclosure materials and other documents filed by Western with the Securities and Exchange Commission at the SEC’s website at www.sec.gov.  A free copy of the disclosure materials and other documents of Western may also be obtained from Western upon request by directing such request to the Information Agent, Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, E-mail:  offer.info@morrowco.com.  Banks and brokerage firms please call: (203) 658-9400.  Stockholders call toll free: (800) 607-0088.

About Western Sizzlin Corporation

Western Sizzlin Corporation is a holding company which owns a number of subsidiaries. Its most important business activity is conducted through Western Sizzlin Franchise Corporation, which franchises and operates 123 restaurants in 19 states. Financial decisions are centralized at the holding company level, and management of operating businesses is decentralized at the business unit level. Western’s prime objective is to maximize its intrinsic business value per share over the long term.  In fulfilling this objective, Western will engage in a number of diverse business activities to achieve above-average returns on capital in pursuit of maximizing the eventual net worth of its stockholders.

Forward-Looking Statements

This release contains forward-looking statements relating to Western Sizzlin Corporation’s exchange offer for all of the outstanding shares of ITEX Corporation common stock and Western’s expectations with regard to the proposed transaction.  These forward-looking statements are based on Western’s current intent, expectations, estimates and projections and are not guarantees of future performance.  These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them.  In addition, some factors are beyond Western’s control.  Factors that could cause actual results to differ materially from the statements made in this release include, among others: (i) the willingness of ITEX stockholders to tender their shares in the exchange offer and the number and timing of shares tendered; (ii) the satisfaction, or waiver by Western to the extent legally permissible, of all conditions to the exchange offer; (iii) Western’s and ITEX’s ability to receive any and all necessary approvals, including any necessary governmental or regulatory approvals; and (iv) other factors as described in filings with the Securities and Exchange Commission, including the factors discussed under the heading “Risk Factors” in Western’s prospectus included in its registration statement on Form S-4 as filed with the Securities and Exchange Commission on December 27, 2007.

Contact:

Robyn B. Mabe, Chief Financial Officer
Western Sizzlin Corporation
(540) 345-3195